Mail Stop 6010


      April 24, 2006


Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec.3 Da Fong Road
Tantzu
Taichung, Taiwan, ROC

	Re:	Siliconware Precision Industries Co., Ltd.
      Form 20-F for the Year Ended December 31, 2004
      File No. 000-30702

Dear Ms. Chen:

      We have reviewed your filings and your response letter dated March 30, 2006 and we have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page F-11

Note 28.  U.S. GAAP Reconciliation, page F-47

1. Please refer to prior comment 1 from our letter dated January
9,
2006. We note from your response dated March 30, 2006 that the effect of the proper application of SFAS 133 and related guidance is material to your 2002 results as previously reported.  As such, upon
the filing of your Form 20-F for the year ended December 31, 2005, please restate prior period financial statements including 2002, 2003 and 2004, to account for these embedded derivatives in accordance with the aforementioned guidance. In this regard, please include the disclosures required by paragraph 37 of APB 20 in the footnotes to the financial statements. Please also revise the US GAAP information included in your Selected Financial Data table as a result of these corrections and include a footnote to that table that clearly describes the nature of the restatement.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant




Mr. Wen Chung Lin
Siliconware Precision Industries Co., Ltd.
April 24, 2006
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